

May 27, 2010

Room 4631

James S. Sawyer
Executive Vice President and Chief Financial Officer
Praxair, Inc.
39 Old Ridgebury Road
Danbury, Connecticut 06810

   Re: Praxair, Inc.
     Form 10-K for Fiscal Year Ended December 31, 2009
     File No. 001-11037

Dear Mr. Sawyer:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time.

       Sincerely,

       Terence O'Brien
       Accounting Branch Chief